FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

November 19, 2004

Forbes Medi-Tech Appoints Dr. Steven Nissen to Chairman of Medical & Scientific Advisory Board

Vancouver, BC – Forbes Medi-Tech Inc. (TSX: FMI; NASDAQ:FMTI) announced today that Dr. Steven Nissen, Medical Director of the Cleveland Clinic Cardiovascular Coordinating Center (C5), has been appointed Chairman of Forbes Medi-Tech’s Medical & Scientific Advisory Board (MSAB). Dr. Nissen was one of the pioneers in the development of intravascular ultrasound (IVUS). He has been actively involved in several large IVUS studies of atherosclerosis regression and progression. Dr. Nissen is a respected cardiologist who has authored more than 200 journal articles, book chapters, and CD-ROMs, mostly in the field of cardiovascular imaging.

Dr. Topol, the current Chairman, is stepping down due to increased demands on his time resulting from recent developments in the cardiovascular and anti-inflammatory fields. Forbes extends its thanks and appreciation for his contributions during his tenure. “Dr. Nissen is an expert in the cardiovascular field and under his counsel the Company can further its pharmaceutical development program towards the treatment of cardiovascular and related diseases,” said Dr. Topol.

Dr. Nissen, already a member of the Medical & Scientific Advisory Board, will provide direction for Forbes Medi-Tech’s clinical development plans, selection of sites and the design of clinical studies for US FDA Phase II clinical trials in his new capacity.

“I am pleased to assist the Company in its effort to develop new therapies for treatment of lipid disorders and obesity,” commented Dr. Nissen. “We are delighted to have the benefit of Dr. Nissen’s assistance and leadership and look forward to applying his expertise in the development of our programs,” added Forbes Medi-Tech’s President and CEO, Charles Butt.

Dr. Nissen has stipulated that any compensation for his consulting services be directed to charity and, therefore, he will have no financial relationship with the Company.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as “plans”, “ further”, “towards”, “new”, “forward”, “will” or the negative thereof or any other variations thereon.  The Company’s actual results could differ materially form those anticipated in these forward-looking statements as a result of numerous factors, including research and development risks; the need for additional regulatory approvals, which is not assured; the need for additional pre-clinical studies, the occurrence and success of which is not assured; clinical trial risks; intellectual property risks; the need to manufacture to regulatory standards and general manufacturing risks; product liability and insurance risks; uncertainty as to whether any pharmaceutical products will be developed and marketed successfully or at all; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to the Company’s forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.